Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 18 - 2010

August 30, 2010
FOR IMMEDIATE RELEASE

AURIZON INTERSECTS 42.1 GRAMS OF GOLD PER TONNE OVER 21.5 METRES ALONG THE 123 ZONE AT THE CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report further results from the current drilling along the exploration drift on the 810 metre level at its Casa Berardi Mine in north-western Quebec.

Part of the current exploration program is focused along the 123 Zone, which is located approximately 1.0 kilometre east of the West Mine shaft.  As at December 31, 2009 the 123 Zone contained inferred mineral resources of 714,000 tonnes at 9.4 grams of gold per tonne for 216,000 ounces using a cut-off grade of 4 grams of gold per tonne.  Since February 2010, a total of twenty four (24) holes have been drilled from the 810 and 280 metre levels at an average spacing of 50 to 75 metres with the objective of extending the known mineralization.

The drilling has outlined a series of stacked mineralized lenses within a south-east dipping host corridor, 200 metres thick by 1,000 metres along strike.  The thickness of the individual lenses is in the range of 3 to 20 metres.

Fourteen (14) mineralized intervals returned a metal factor above 10 (true width in metres x the gold grade in grams per tonne), or higher.  They are included in this release and are illustrated on the sketch attached.  The drilling program covered an area of 400 metres along strike, 200 meters in width, to a depth of 300 metres below the 810 metre level.

The best result received to date is located in the lower extension of the system where hole CBP-0160 intersected 42.1 grams of gold per tonne over 21.5 metres (true width).  Holes CBP-0114 and CBP-0115 drilled in the vicinity, had returned intervals of 8.1 grams of gold per tonne over 6.5 metres and 5.5 grams of gold per tonne over 10.0 metres, respectively (see Aurizon news release dated February 11, 2010).

Gold mineralization occurs in quartz veins, cherty units and massive sulphides structures located between the South 123 Zone break to the east and the South 123 Zone break to the west in a volcanic bearing environment.  The recent drill results suggest that this corridor could potentially extend for more than 1.0 kilometre, up and down dip, with all individual lenses spread along the corridor.

“To date, the drill program has extended the mineralization towards the east at depth.  Based on the latest interpretation, there is potential for a significant increase in resources and to find more mineralization along strike of this structure” said Gilles Carrier P. Eng., Principal Exploration Geologist, a Qualified Person as defined under National Instrument 43-101.

Aurizon Mines Ltd.
News Release – August 30, 2010
AURIZON INTERSECTS 42.1 GRAMS OF GOLD PER TONNE OVER 21.5 METRES ALONG THE 123 ZONE

AT THE CASA BERARDI MINE

Down-plunge extension

The recent geological interpretation of the drill holes showed a geometry suggesting a steep dipping continuous structure along strike.

Mineralization occurs in stacked veins along a corridor contained within two major faults and remains open at depth.

Up-plunge extension

Some scattered holes intersected mineralization up-dip within the same structure indicating that the zone is open up-dip.

Outlook

The priority is to conduct additional drilling for the purpose of delineating the geometry and extension of the mineralized zones to support an updated inferred resource estimate and then, converting those into the indicated category.  Additional underground drilling is expected to continue from the 810 metre exploration drift, to define the down dip extension and from the extension of the 550 metre track drift to verify the up-dip extension of the zone.  Results of this drilling program are expected to be integrated into a new resource estimate as of December 31, 2010, and expected to be released by the end of February, 2011.

Elsewhere at Casa Berardi, drills will continue to be active on the 810 metre exploration drift and on the 550 metre track drift delineating the 118 zone.  The surface exploration drill program at both the East and West Mine is continuing to evaluate the extension of existing zones and to test new targets.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples.  Additional information on Quality Assurance and Quality Control, can be found in the ‘Technical Report on the Casa Berardi Mine’, dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com.  Primary exploration assaying was performed at the mine site laboratory and at the Swastica lab in Ontario.  The quality control program is performed at the ALS Chemex lab in Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Mr. Carrier.  Mr. Carrier has also verified the scientific and technical data and information in this news release.

Additional Information

The attached sketch shows the location of the holes which returned the best results, those being those holes with a metal factor of 10 (calculated as the true width in metres x the gold grade in grams per tonne) or greater.

CASA BERARDI MINE
Composite Longitudinal Section

W
4 km
E
West Mine Area
Principal Area
East Mine Area
P. Crown Pillar
E. Crown Pillar
P. Underground
E. Underground
280m Track Drift
550m Track Drift
810m Exp. Drift
Zone123
-400m
-800m
Casa Berardi
Proven & Probable Reserves : 1,010,000 oz
Measured & Indicated Resources : 912,000 oz
Inferred Resources : 958,000 oz
(As of December 31, 2009)
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
0 0.5 km
Longitudinal Section
Zone 123
280m track drift
550m Track Drift
810m Exp. Drift
Zone 123
Inferred Resources: 216,000oz
(As of december 31, 2009)
3.7/4.8
4.4/2.9
4.2/2.6
11.5/1.0
6.5/3.3
8.4/1.8
5.1/2.1
5.4/2.8
13.0/4.3
11.1/1.7
15.2/3.9
42.1/21.5
4.2/8.5
6.0/7.8
4800m
4400m
4000m
Schematic Section
12375E
Volcanics
Conglomerate
Graywacke
South Break
South Break Zone 123
C.B.Break
280m Track Drift
550m Track Drift
810m Exp.Drift
42.1/21.5
4800m
4400m
4000m
Level 810
C.B.Break
Zone 118
Zone 113
South Break Zone 123
Zone 123
South Break
Schematic Level Plan 810m
New hole - intercept >3g/t and/or metal factor >10
New hole - intercept <3g/t and/or metal factor <10
New hole - assays pending
Previously released by Aurizon - intercept >3g/t and/or metal factor >10
Previously released by Aurizon - intercept <3g/t and/or metal factor <10
Historical hole - intercept >3g/t and/or metal factor >10
Historical hole - intercept <3g/t and/or metal factor <10
Favorable Gold Corridor
Metal Factor = grade x width
AURIZON
CASA BERARDI GOLD MINE
(Quebec)
Follow Up Drilling Along the
123 Zone
August 30, 2010

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Aurizon Mines Ltd.
News Release – August 30, 2010
AURIZON INTERSECTS 42.1 GRAMS OF GOLD PER TONNE OVER 21.5 METRES ALONG THE 123 ZONE

AT THE CASA BERARDI MINE

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

Or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media:  Lynn Butler : lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to new mineralization in the 123 Zone, a new resource estimate and timing and expectations of future work programs.  Forward-looking information can be identified by the use of words such as "expects" or “is expected” or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including that that actual results of exploration activities are consistent with management's expectations and, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.
News Release – August 30, 2010
AURIZON INTERSECTS 42.1 GRAMS OF GOLD PER TONNE OVER 21.5 METRES ALONG THE 123 ZONE

AT THE CASA BERARDI MINE

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – August 30, 2010
AURIZON INTERSECTS 42.1 GRAMS OF GOLD PER TONNE OVER 21.5 METRES ALONG THE 123 ZONE

AT THE CASA BERARDI MINE

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBP-0095	12504	372.9	377.8	4.9	4.8	3.7
CBP-0099	12248	532.5	535.5	3.0	2.9	4.4
CBP-0116	12211	117.9	122.0	4.1	2.8	5.4
CBP-0151	12209	93.0	97.0	4.0	2.1	5.1
CBP-0153	12274	278.4	284.3	5.9	3.9	15.2
CBP-0156	12252	132.6	135.3	2.7	2.6	4.2
CBP-0157	12259	173.7	175.5	1.8	1.8	8.4
CBP-0158	12208	120.0	121.0	1.0	1.0	11.5
CBP-0159	12243	166.4	169.8	3.4	3.3	6.5
CBP-0160	12382	267.0	309.2	42.2	21.5	42.1
CBP-0191	12288	180.8	186.0	5.2	4.3	13.0
CBP-0192	12300	301.8	322.2	20.4	8.5	4.2
CBP-0196	12400	322.6	336.5	13.9	7.8	6.0
CBP-0197	12400	220.5	223.6	3.1	1.7	11.1

Holes with an intercept lower than 3 grams per tonne or a metal factor (true width in metres x gold grade in grams per tonne) lower than 10 are: CBP-0094, CBP-0098,CBP-0117, CBP-0118, CBP-0119, CBP-0120, CBP-0152, CBP-0154,

CBP-0155 and CBP-0181.

Discontinuity in the sequence is due to holes that have been drilled in other zones.